Exhibit 99(a)

General Electric Company
Financial Measures That Supplement Generally Accepted Accounting Principles

We sometimes use information derived from consolidated financial information but not presented in our financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP). Certain of these data are considered “non-GAAP financial measures” under the U.S. Securities and Exchange Commission rules. Specifically, we have referred to:

•	Operating earnings and operating earnings per share (EPS)

•	Operating and non-operating pension costs (income)

•	GE Capital ending net investment (ENI), excluding cash and equivalents

•	Industrial segment organic revenue growth

The reasons we use these non-GAAP financial measures and their reconciliation to their most directly comparable GAAP financial measures follow.

Operating Earnings and Operating EPS
	Three months ended March 31
(In millions; except earnings per share)	2014	2013	V%

Earnings from continuing operations attributable to GE	$2,987	$3,647	(18)%
Adjustment (net of tax): non-operating pension costs/(income)	342	423
Operating earnings	$3,329	$4,070	(18)%

Earnings per share – diluted(a)
Continuing earnings per share	$0.29	$0.35	(17)%
Adjustment (net of tax): non-operating pension costs/(income)	0.03	0.04
Operating earnings per share	$0.33	$0.39	(15)%

(a)	Earnings-per-share amounts are computed independently. As a result, the sum of per-share amounts may not equal the total.

Operating earnings excludes non-service related pension costs of our principal pension plans comprising interest cost, expected return on plan assets and amortization of actuarial gains/losses. The service cost and prior service cost components of our principal pension plans are included in operating earnings. We believe that these components of pension cost better reflect the ongoing service-related costs of providing pension benefits to our employees. As such, we believe that our measure of operating earnings provides management and investors with a useful measure of the operational results of our business. Other components of GAAP pension cost are mainly driven by market performance, and we manage these separately from the operational performance of our businesses. Neither GAAP nor operating pension costs are necessarily indicative of the current or future cash flow requirements related to our pension plan. We also believe that this measure, considered along with the corresponding GAAP measure, provides management and investors with additional information for comparison of our operating results to the operating results of other companies.

(1)

Operating and Non-Operating Pension Costs (Income)
	Three months ended March 31
(In millions)	2014	2013

Service cost for benefits earned	$318	$401
Prior service cost amortization	54	61
Operating pension costs	372	462
Expected return on plan assets	(801)	(875)
Interest cost on benefit obligations	686	614
Net actuarial loss amortization	641	912
Non-operating pension costs (income)	526	651
Total principal pension plans costs	$898	$1,113

We have provided the operating and non-operating components of cost for our principal pension plans.  Operating pension costs comprise the service cost of benefits earned and prior service cost amortization for our principal pension plans. Non-operating pension costs (income) comprise the expected return on plan assets, interest cost on benefit obligations and net actuarial loss amortization for our principal pension plans. We believe that the operating components of pension costs better reflects the ongoing service-related costs of providing pension benefits to our employees. We believe that the operating and non-operating components of cost for our principal pension plans, considered along with the corresponding GAAP measure, provide management and investors with additional information for comparison of our pension plan costs and operating results with the pension plan costs and operating results of other companies.

GE Capital Ending Net Investment (ENI), Excluding Cash and Equivalents
(In billions)	March 31, 2014

GECC total assets	$510.4
Less assets of discontinued operations	1.4
Less non-interest bearing liabilities	60.0
GE Capital ENI	449.0
Less cash and equivalents	75.3
GE Capital ENI, excluding cash and equivalents	$373.7

We use ENI to measure the size of our GE Capital segment. We believe that this measure is a useful indicator of the capital (debt or equity) required to fund a business as it adjusts for non-interest bearing current liabilities generated in the normal course of business that do not require a capital outlay. We also believe that by excluding cash and equivalents, we provide a meaningful measure of assets requiring capital to fund our GE Capital segment as a substantial amount of this cash resulted from debt issuances to pre-fund future debt maturities and will not be used to fund additional assets. Providing this measure will help investors measure how we are performing against our previously communicated goal to reduce the size of our financial services segment.

(2)

Industrial Segment Organic Revenue Growth
	Three months ended March 31
(Dollars in millions)	2014	2013	V%

Segment revenues:
Power & Water	$5,509	$4,825
Oil & Gas	4,308	3,399
Energy Management	1,672	1,748
Aviation	5,778	5,074
Healthcare	4,198	4,289
Transportation	1,227	1,422
Appliances & Lighting	1,857	1,917
Industrial segment revenues	24,549	22,674	8%
Less the effects of:
Acquisitions, business dispositions (other than dispositions of businesses acquired
for investment) and currency exchange rates	438	317
Industrial segment revenues excluding effects of acquisitions, business dispositions
(other than dispositions of businesses acquired for investment) and currency
exchange rates (Industrial segment organic revenues)	$24,111	$22,357	8%

Organic revenue growth measures revenue excluding the effects of acquisitions, business dispositions and currency exchange rates.  We believe that this measure provides management and investors with a more complete understanding of underlying operating results and trends of established, ongoing operations by excluding the effect of acquisitions, dispositions and currency exchange, which activities are subject to volatility and can obscure underlying trends.  We also believe that presenting organic revenue growth separately for our industrial businesses provides management and investors with useful information about the trends of our industrial businesses and enables a more direct comparison to other non-financial businesses and companies.  Management recognizes that the term "organic revenue growth" may be interpreted differently by other companies and under different circumstances. Although this may have an effect on comparability of absolute percentage growth from company to company, we believe that these measures are useful in assessing trends of the respective businesses or companies and may therefore be a useful tool in assessing period-to-period performance trends.

(3)